Exhibit 12

Time Warner Cable Inc.

Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements

($ in millions)

	Six
	Months
	Ended
	June 30,	Year Ended December 31.
	2012	2011	2010	2009	2008	2007
Earnings:
Net income (loss) before income taxes, discontinued operations and cumulative effect of accounting change	$1,377	$2,462	$2,196	$1,912	$(13,072)	$2,028
Interest expense	806	1,524	1,397	1,324	961	907
Portion of rents representative of an interest factor	40	68	71	71	63	61
Amortization of capitalized interest	1	3	3	3	3	3
Preferred stock dividend requirements of majority-owned subsidiaries	—	—	—	—	—	—
Adjustment for partially-owned subsidiaries and 50%-owned companies	—	—	—	—	1	—
Distributions received less earnings of less than 50%-owned companies	3	109	132	70	6	63

Total earnings	$2,227	$4,166	$3,799	$3,380	$(12,038)	$3,062

Fixed Charges:
Interest expense	$806	$1,524	$1,397	$1,324	$961	$907
Portion of rents representative of an interest factor	40	68	71	71	63	61
Capitalized interest	2	—	—	1	1	5
Preferred stock dividend requirements of majority-owned subsidiaries	—	—	—	—	—	—
Adjustment for partially-owned subsidiaries and 50%-owned companies	—	—	—	—	—	—

Total fixed charges	$848	$1,592	$1,468	$1,396	$1,025	$973

Pretax income necessary to cover preferred dividend requirements	—	—	—	—	—	—

Total combined	$848	$1,592	$1,468	$1,396	$1,025	$973

Ratio of earnings to fixed charges (deficiency in the coverage of fixed charges by earnings before fixed charges)	2.6x	2.6x	2.6x	2.4x	$(13,063)	3.1x

Ratio of earnings to combined fixed charges and preferred dividend requirements (deficiency in the coverage of combined fixed charges and preferred dividend requirements deficiency)	2.6x	2.6x	2.6x	2.4x	$(13,063)	3.1x